UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 7)*

InkSure Technologies Inc.

 (Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

45727E
(CUSIP Number)

James E. Lineberger, Jr.
Lineberger & Co., LLC
1120 Boston Post Road
Darien, CT 06820
203-655-7578

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 20, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D
CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
James E. Lineberger Revocable Trust

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Florida

Number of Shares	7. Sole Voting Power	1,854,930(1)
Beneficially Owned	8. Shared Voting Power	0
By Each Reporting	9. Sole Dispositive Power	1,854,930(1)
Person With	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,854,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	4.4% (2)

14.	Type of Reporting Person (See Instructions)	OO

(1) Consists of 1,854,930 shares held by the James E. Lineberger Revocable Trust (the “Trust”).

(2) Based on a total of 42,312,088 shares outstanding as of March 28, 2011 as reported in InkSure Technologies Inc.’s (the “Company”) Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2011.

SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
L & Co., LLC 06-1557367

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Delaware

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	720,456 (1)
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	720,456 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	720,456

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	1.7% (2)

14.	Type of Reporting Person (See Instructions)	OO

(1) Consists of 720,456 shares held by L & Co., LLC ("L & Co.").

(2) Based on a total of 42,312,088 shares outstanding as of March 28, 2011 as reported in InkSure Technologies Inc.’s (the “Company”) Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2011.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
Lineberger & Co., LLC 22-2865537

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Connecticut

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	720,456 (1)
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	720,456 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	720,456

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	1.7% (2)

14.	Type of Reporting Person (See Instructions)	OO

(1) Consists of 720,456 shares held by L & Co.

(2) Based on a total of 42,312,088 shares outstanding as of March 28, 2011 as reported in InkSure Technologies Inc.’s (the “Company”) Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2011.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
James E. Lineberger IRA

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	100,000(1)
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	100,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	100,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	Less than 1%(2)

14.	Type of Reporting Person (See Instructions)	OO

(1) Consists of 100,000 shares owned by the James E. Lineberger IRA (the “IRA”).

(2) Based on a total of 42,312,088 shares outstanding as of March 28, 2011 as reported in InkSure Technologies Inc.’s (the “Company”) Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2011.

SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
James E. Lineberger

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	1,954,930 (1)
Beneficially Owned	8. Shared Voting Power	720,456 (2)
By Each Reporting	9. Sole Dispositive Power	1,954,930 (1)
Person With	10. Shared Dispositive Power	720,456 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,675,386

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	6.3% (3)

14.	Type of Reporting Person (See Instructions)	IN

(1) Consists of (i) 1,854,930 shares held by the Trust and (ii) 100,000 shares owned by the IRA.

(2) Consists of 720,456 shares held by L & Co.

(3) Based on a total of 42,312,088 shares outstanding as of March 28, 2011 as reported in InkSure Technologies Inc.’s (the “Company”) Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2011.

SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
	James E. Lineberger, Jr.

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	0
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	OO

SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 45727E

INTRODUCTORY STATEMENT

This Amendment No. 7 to Schedule 13D (this “Amendment” ) amends the Schedule 13D filed on January 19, 2005 (the “Original Schedule 13-D”), as amended by Amendment No. 6 to Schedule 13D filed on April 1, 2010 (“Amendment No. 6”), Amendment No. 5 to Schedule 13D filed on February 11, 2010 (“Amendment No. 5”), Amendment No. 4 to Schedule 13D filed on May 7, 2008 (“Amendment No. 4”), Amendment No. 3 to the Schedule 13-D filed on October 3, 2007 (“Amendment No. 3”), Amendment No. 2 to the Schedule 13-D filed on September 20, 2007 (“Amendment No. 2”) and Amendment No. 1 to the Schedule 13-D filed on October 4, 2005 with the Securities and Exchange Commission (“Amendment No. 1” and together with Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and the Original Schedule 13-D, the “Schedule 13-D”). The Schedule 13D was filed jointly by The Irrevocable Trust of James E. Lineberger u/a 12/17/98, L & Co., LLC (“L & Co.”), Lineberger & Co., LLC (“Lineberger & Co.”), James E. Lineberger IRA (the “IRA”), James E. Lineberger (“Lineberger I”), James E. Lineberger, Jr. (“Lineberger II”) and the James E. Lineberger Revocable Trust (the “Trust”) (collectively, the “Reporting Persons”). This Amendment relates to the common stock, $0.01 par value per share, of InkSure Technologies Inc., a Delaware corporation (the “Company” or the “Issuer”). The principal executive offices of the Company are located at P.O. Box 7006, Audubon, PA 19407. Except as set forth herein, the Schedule 13-D remains unmodified.

Item 4. Purpose of Transaction

Since Amendment No. 6 to Schedule 13D, 569,930 shares held by the Irrevocable Trust of James E. Lineberger u/a 12/17/98 and 1,385,000 shares held by Lineberger I were transferred to the Trust.  The Irrevocable Trust of James E. Lineberger u/a 12/17/98 no longer holds any shares of the Company.

Each of the Reporting Persons may purchase additional shares of common stock of the Company or similar securities from time to time, either in brokerage transactions, in the over-the-counter market or in privately-negotiated transactions. Any decision to increase his or its holdings of common stock of the Company will depend on various factors, including, but not limited to, the price of the shares of common stock of the Company, the terms and conditions of the transaction and prevailing market conditions.  Each of the Reporting Persons may, at any time, subject to compliance with applicable securities laws, dispose of some or all of their common stock of the Company depending on various factors, including, but not limited to, the price of the shares of the common stock of the Company, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity, family planning and diversification objectives.

None of the Reporting Persons, as stockholders of the Company, has any plan or proposal other than as described herein that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and/or change his or its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) (i) Based on a total of 42,312,088 shares outstanding as of March 28, 2011 as reported in the Company’s Form 10-K filed with the SEC on March 30, 2011 (the “Shares Outstanding”), the Trust’s beneficial ownership of 1,854,930 shares of common stock constitutes beneficial ownership of approximately 4.4% of the total number of shares of outstanding common stock of the Issuer.

SCHEDULE 13D
CUSIP No. 45727E

(ii) Based on the Shares Outstanding, L & Co.’s beneficial ownership of 720,456 shares of common stock constitutes beneficial ownership of approximately 1.7% of the total number of shares of outstanding common stock of the Issuer. Each of Lineberger I and Lineberger & Co., LLC (“Lineberger & Co.”) disclaim all beneficial ownership of all securities owned by L & Co.

(iii) Based on the Shares Outstanding, the IRA’s beneficial ownership of 100,000 shares of common stock constitutes beneficial ownership of less than 1% of the total number of shares of outstanding common stock of the Issuer. Lineberger I has shared beneficial ownership of all securities owned by the IRA.

(iv) Based on the Shares Outstanding, Lineberger I’s beneficial ownership of 2,675,386 shares of common stock constitutes beneficial ownership of approximately 6.3% of the total number of shares of outstanding common stock of the Issuer.

(b) (i) Lineberger & Co., as the Managing Member of L & Co., has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of the 720,456 shares of common stock owned by L & Co.

(ii) Lineberger I, individually, as the Manager of Lineberger & Co., LLC and as the manager of the IRA: (a) has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of the 720,456 shares of common stock owned by L & Co.; (b) has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of 100,000 shares of common stock owned by the IRA; and (c) has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of 1,854,930 shares of common stock held by the Trust.

(c) Except as set forth in Item 4 above, during the past sixty days, none of the Reporting Persons has effected any transactions in shares of common stock.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

SCHEDULE 13D
CUSIP No. 45727E

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2011

JAMES E LINEBERGER REVOCABLE TRUST
/s/ James E. Lineberger
(Signature) Name: James E. Lineberger, Trustee

L & CO., LLC
/s/ James E. Lineberger
(Signature) Name: James E. Lineberger, Manager of Lineberger & Co., LLC Title: Managing Member
LINEBERGER & CO., LLC
/s/ James E. Lineberger
(Signature) Name: James E. Lineberger Title: Manager
JAMES E. LINEBERGER IRA
/s/ James E. Lineberger
(Signature) Name: James E. Lineberger Title: Manager

JAMES E. LINEBERGER
/s/ James E. Lineberger
(Signature)
JAMES E. LINEBERGER, JR.
/s/ James E. Lineberger, Jr.
(Signature)

SCHEDULE 13D
CUSIP No. 45727E

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).